Exhibit (11)

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

     Basic earnings per common share of $ 1.09 for the year ended December 31, 2002 was calculated by dividing net income of $ 3.4 million for the period January 1, 2002 to December 31, 2002 by the weighted-average number of common shares outstanding of 3,151,975.

     Diluted earnings per common share of $ 1.09 for the year ended December 31, 2002 was calculated by dividing net income of $ 3.4 million for the period January 1, 2002 to December 31, 2002 by the weighted-average number of common shares outstanding of 3,159,267.



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